UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2018

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Results of Annual Shareholder Meeting

On July 19, 2018, Kornit Digital Ltd. (the “Company”) held its 2018 annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on seven proposals, which are listed below and which were described in more detail in the Company’s original notice and proxy statement, and/or amended notice and supplemental proxy statement, for the Annual Meeting, which were attached as Exhibit 99.1 to Reports of Foreign Private Issuer on Form 6-K (each, a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on May 21, 2018 and June 13, 2018, respectively. Those descriptions are incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), at the Shareholder Meeting, each of the following seven proposals (and each sub-proposal thereof) was approved by the requisite ordinary majority or special majorities (as applicable) of the Company’s ordinary shares under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s articles of association:

(1)	Re-election of each of (a) Mr. Yuval Cohen, (b) Mr. Eli Blatt and (c) Mr. Marc Lesnick for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified;

(2)	Re-election of Ms. Lauri Hanover as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(3)	Election of Mr. Yehoshua (Shuki) Nir as an external director of the Company, subject to and in accordance with the provisions of the Companies Law;

(4)	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2018 and until the Company’s 2019 annual general meeting of shareholders, and authorization of the board of directors to fix such accounting firm’s annual compensation;

(5)	Approval of the terms of the annual cash compensation of the non-employee directors of the Company;

(6)	Approval of an annual grant of restricted share units to each of the non-employee directors of the Company; and

(7)	Approval of the compensation terms of Mr. Ronen Samuel, who will begin serving as the Company’s Chief Executive Officer effective as of August 1, 2018.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (SEC File No. 333-215404) and Form S-8 (SEC File No.’s 333-203970, 333-214015, 333-217039 and 333-223794).

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: July 19, 2018	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

2